SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
MGM MIRAGE
(Name of Subject Company (Issuer))
MGM MIRAGE
(Name of Filing Persons (Offeror))
Options and Stock Appreciation Rights to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
552953101
(CUSIP Number of Class of Underlying Stock)
Gary N. Jacobs, Esq.
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
Telephone: (702) 693-7120
Copy to:
Janet S. McCloud
Glaser, Weil, Fink, Jacobs & Shapiro, LLP
10250 Constellation Boulevard, 19th Floor
Los Angeles, California 90067
Telephone: (310) 553-3000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$25,947,668	$1,019.74

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options and stock appreciation rights that are eligible to participate in this offer will be exchanged. These options and stock appreciation rights have an aggregate value of $25,947,668 as of September 4, 2008, calculated based on a modified Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,019.74	Filing Party: MGM MIRAGE
Form or Registration No.: Schedule TO	Date Filed: September 8, 2008
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 8, 2008 and previously amended on September 19, 2008 and October 7, 2008 by MGM MIRAGE (as previously amended, the “Schedule TO”). The Schedule TO, as amended by the this Amendment No. 3, relates to the offer to exchange certain stock options to purchase shares of MGM MIRAGE common stock (the “Common Stock”), par value $0.01 per share, and stock appreciation rights that are settled in shares of Common Stock (collectively, the “Eligible Awards”), granted under the MGM MIRAGE 2005 Omnibus Incentive Plan for restricted stock units that provide a right to receive shares of Common Stock upon the terms and subject to the conditions set forth in the Offer to Exchange dated September 8, 2008, previously filed as Exhibit (a)(1)(i) to the Schedule TO and the related election form previously filed as Exhibit (a)(1)(ii) to the Schedule TO.
     This Amendment No. 3 is filed to satisfy the reporting requirements of Rule 13e-4(c) and Rule 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.
     The Schedule TO is amended and supplemented by this Amendment No. 3 by adding the information contained herein. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.
Item 4. Terms of the Transaction.
     Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:
     “The Offer expired at 5:00 p.m. Pacific Daylight Time on Monday, October 13, 2008. Pursuant to the Offer, we accepted for exchange and cancelled 4,234,900 Eligible Awards, representing approximately 89.21% of the Eligible Awards. Subject to the terms and conditions of the Offer, MGM MIRAGE granted 699,660 RSUs in exchange for the Eligible Awards accepted and cancelled, including 66,656 RSUs granted to MGM MIRAGE executive officers.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 14, 2008

MGM MIRAGE, a Delaware corporation
By:	/s/ John M. McManus
	Name:	John M. McManus
	Title:	Senior Vice President, Assistant General Counsel and Assistant Secretary

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